SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP

A DELAWARE LIMITED LIABILITY PARTNERSHIP

30/F, CHINA WORLD OFFICE 2

NO. 1, JIAN GUO MEN WAI AVENUE BEIJING 100004 CHINA ____________________ TEL: (86-10) 6535-5500 FAX: (86-10) 6535-5577 www.skadden.com November 27, 2012

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Mr. Scot Foley, Staff Attorney

Mr. Perry J. Hindin, Special Counsel

Division of Corporate Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3628

Re:	China Nuokang Bio-Pharmaceutical Inc.

Amendment No. 1 to Schedule 13E-3

Filed November 13, 2012

File No. 005-85245

Dear Messrs. Foley and Hindin:

On behalf of China Nuokang Bio-Pharmaceutical Inc., a company organized under the laws of the Cayman Islands (the “Company”), we have set forth below responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission contained in its letter of November 23, 2012 with respect to the Amendment No. 1 to Schedule 13E-3, File No. 005-85245 (the “Schedule 13E-3”), filed on November 13, 2012 by the Company and the filing persons named therein. For your convenience, the Staff’s comments are repeated below in bold and italics, followed in each case by the responses of the filing persons. Please note that all references to page numbers in the responses are references to the page numbers in Exhibit (a)-(1) (the Preliminary Proxy Statement) to the Amendment No. 2 to Schedule 13E-3 (“Amendment No. 2”) filed concurrently with the submission of this letter. In addition, marked copies of the Schedule 13E-3 to show changes between Amendment No. 1 to the Schedule 13E-3 and Amendment No. 2 are being provided to the Staff via email.

Securities and Exchange Commission

November 27, 2012

We represent the Independent Committee of the Board of Directors of the Company. To the extent any response relates to information concerning any of Mr. Baizhong Xue, Ms. Yuhuan Zhu, Kingbird Investment Inc., Kingbird Mergerco. Inc., Anglo China Bio-technology Investment Holdings Limited, Britain Ukan Technology Investment Holdings (Group) Limited, Lazard Asia (Hong Kong) Limited or Houlihan Lokey (China) Limited, such response is included in this letter based on information provided to the Company and us by such other entities or persons or their respective representatives.

* * *

Revised Preliminary Proxy Statement

Shareholder Vote Required to Approve and Authorize the Merger Agreement and the Cayman Plan of Merger, page 3

1.	We note your response to our prior comment 3. As requested, please disclose in this section and in the “Vote Required” section on page 52 the Board’s unanimous recommendation.

Amendment No. 2 has been revised to reflect the Staff’s comment. Please see pages 3 and 54 of Amendment No. 2.

How will our directors vote on the proposal to adopt the merger agreement? page 17

2.	We note your response to our prior comment 6. Please reconcile the disclosure so that it is responsive to the revised heading. As currently written, the disclosure answers the question only as to Mr. Xue but not as to the other directors.

Amendment No. 2 has been revised to reflect the Staff’s comment. Please see page 17 of Amendment No. 2.

Securities and Exchange Commission

November 27, 2012

Background of the Merger, page 18

3.	We note your response to our prior comment 9. Please clarify in the disclosure, if true, that Mr. Xue proposed not to condition the merger on a vote of the majority of the shareholders unaffiliated with the transaction.

Amendment No. 2 has been revised to reflect the Staff’s comment. Please see page 20 of Amendment No. 2.

4.	We note your response to our prior comment 10. Please describe the decline in the trading price of the ADSs between early July and mid-September 2012.

Amendment No. 2 has been revised to reflect the Staff’s comment. Please see page 20 of Amendment No. 2.

Reasons for the Merger and Recommendation of the Independent Committee…, page 21

5.	We note your response to prior comment 12 and we reissue the comment with respect to the board’s discussion of clause (vi) of Instruction 2 to Item 1014 of Regulation M-A. Please revise to expand the disclosure beyond the added statement that the board considered prices paid in previous purchases. Refer to Question Nos. 20 and 21 of Exchange Act Release No. 34-17719.

Amendment No. 2 has been revised to reflect the Staff’s comment. Please see page 24 of Amendment No. 2.

Certain Financial Projections, page 28

6.	We note your response to prior comment 16. Please revise to specify the actual estimates referenced on page 28.

Amendment No. 2 has been revised to reflect the Staff’s comment. Please see page 28 of Amendment No. 2.

Opinion of the Independent Committee’s Financial Advisors, page 30

7.	We note your response to prior comment 21. Please revise the disclosure to specify the contingent portion of the fee paid to each advisor.

Amendment No. 2 has been revised to reflect the Staff’s comment. Please see pages 34 and 41 of Amendment No. 2.

Securities and Exchange Commission

November 27, 2012

Discounted Cash Flow Analysis, page 41

8.	We note your response to our prior comment 24. The revised disclosure does not provide the industry average for the perpetuity growth rates and discount rates used in this analysis, and your response letter does not indicates such figures are unavailable. Please disclose this information or confirm in your response letter such information is unavailable.

The Staff is respectfully advised that the perpetuity growth rate range was determined based on Houlihan Lokey’s professional judgment rather than on industry average data. Houlihan Lokey’s determination of discount rates was also not based on industry averages; the discount rates were determined based on a weighted average cost of capital analysis incorporating data from the Company and the Selected Companies, which is exhibited on pages 20 and 21 of the Presentation to the Independent Committee of the Board of Directors in Exhibit (c)(6) to the Schedule 13E-3. Additionally, given the deal-specific nature of, and the myriad factors and judgments involved in this type of financial analysis, what constitutes an industry average for each of these metrics would be difficult to define consistently and therefore is also less likely to provide a meaningful comparison. Accordingly, for the foregoing reasons, no such industry average data has been compiled or is otherwise available.

Other Matters, page 41

9.	We note your response to prior comment 25 and the related revised disclosure. The disclosure responsive to Item 1015(b)(4) of Regulation M-A is the obligation of the filing persons, not that of Houlihan Lokey. If no material relationships existed during the past two years between Houlihan Lokey and its affiliates, on the one hand, and the Company and its affiliates on the other hand, involving the transactions described in the second sentence of the last paragraph of this section, please affirmatively so state without the qualifying language that “Houlihan Lokey is not currently aware” of any such funds or co-investors.

Amendment No. 2 has been revised to reflect the Staff’s comment. Please see page 41 of Amendment No. 2.

Securities and Exchange Commission

November 27, 2012

The Company’s Net Book Value and Net Earnings, page 43

10.	We note your response to our prior comment 26 and we reissue it in part. You have not included information for the registrant’s directors and executive officers other than Mr. Xue and Ms. Zhu in this discussion. Please further amend your disclosure to do so.

Amendment No. 2 has been revised to reflect the Staff’s comment. Please see page 43 of Amendment No. 2.

* * *

Please note that attached hereto as Exhibit A is the written acknowledgement by each of the Company, Mr. Baizhong Xue, Ms. Yuhuan Zhu, Kingbird Investment Inc., Kingbird Mergerco. Inc., Anglo China Bio-technology Investment Holdings Limited and Britain Ukan Technology Investment Holdings (Group) Limited, as requested by the Staff.

Should you have any questions relating to the foregoing or wish to discuss any aspect of the proposed merger or the Company’s filings, please contact me at +86 10 6535 5599.

Very truly yours,

/s/ Peter X. Huang

Peter X. Huang, Esq.

cc:	David T. Zhang, Esq.

c/o Kirkland & Ellis International LLP

26th Floor, Gloucester Tower

The Landmark

15 Queen’s Road, Central

Hong Kong

EXHIBIT A – ACKNOWLEDGEMENT

In response to the comments of the staff of the Securities and Exchange Commission (the “Commission”) contained in its letter of November 23, 2012 with respect to the Amendment No. 1 to Schedule 13E-3, File No. 005-85245 (the “Schedule 13E-3”), filed on November 13, 2012 by China Nuokang Bio-Pharmaceutical Inc. and the other filings persons named therein, each of the undersigned hereby acknowledges that in connection with the Schedule 13E-3 as well as any subsequent amendment thereto filed with the Commission:

•	the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

China Nuokang Bio-Pharmaceutical Inc.

By:	/s/ Sean Shao
	Name:	Sean Shao
	Title:	Director

Kingbird Investment Inc.

By:	/s/ Yuhuan Zhu
	Name:	Yuhuan Zhu
	Title:	Director

Kingbird Mergerco. Inc

By:	/s/ Yuhuan Zhu
	Name:	Yuhuan Zhu
	Title:	Director

Baizhong Xue

By:	/s/ Baizhong Xue

Yuhuan Zhu

By:	/s/ Yuhuan Zhu

Anglo China Bio-technology Investment Holdings Limited

By:	/s/ Baizhong Xue
	Name:	Baizhong Xue
	Title:	Director

Britain Ukan Technology Investment Holdings (Group) Limited

By:	/s/ Baizhong Xue
	Name:	Baizhong Xue
	Title:	Director